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FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 22, 2014

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

FAIRFAX FILES FINAL UNIVERSAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) has filed a final short form base shelf prospectus with the Canadian securities regulatory authorities.

The shelf prospectus allows Fairfax to offer from time to time over a 25-month period up to Cdn$2.0 billion of debt, equity or other securities. Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered. In connection with the filing of the final short form base shelf prospectus, Fairfax has withdrawn its previously existing base shelf prospectus dated December 10, 2012.

A copy of the short form base shelf prospectus may be obtained from Fairfax, Eric Salsberg, Vice President, Corporate Affairs and Corporate Secretary at (416) 367-4941, 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7 or electronically at www.sedar.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:      John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946